FORM C

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

OMB APPROVAL

FORM C

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Form C: Issuer Information

Issuer Information

Name of Issuer:	RYSE Aero Holdco Inc.
Legal Status of Issuer:	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Incorporation/Organization:	11-18-2021
Physical Address of Issuer:	
Address 1:	6951 Cintas Boulevard
Address 2:	
City:	Mason
State/Country:	Ohio
Mailing Zip/Postal Code:	45040
Website of Issuer:	www.ryseaerotech.com
Is there a Co-issuer?	☐ Yes ☒ No
Intermediary through which the Offering will be Conducted:	
CIK:	0001872856
Company Name:	DEALMAKER SECURITIES LLC
Commission File Number:	008-70756
CRD Number:	000315324

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	8.5% of all sums raised in this offering. A $10,000 pre-offering due diligence fee and $2,000/monthly subscription fee and variable administrative and payments fees commensurate with transaction processing.
Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	None.
Type of Security Offered:	Common Stock
Target Number of Securities to be Offered:	690,131
Price:	7.00000
Target Offering Amount:	25000.00
Maximum Offering Amount (if different from Target Offering Amount):	5000000.00
Oversubscriptions Accepted:	☐ Yes ☒ No
If yes, disclose how oversubscriptions will be allocated:	Not applicable
Provide a description:	At the discretion of the company with rolling closings.
Deadline to reach the Target Offering Amount:	04-30-2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:	15.00
Total Assets Most Recent Fiscal Year-end:	1091676.00
Total Assets Prior Fiscal Year-end:	756259.00
Cash and Cash Equivalents Most Recent Fiscal Year-end:	381512.00
Cash and Cash Equivalents Prior Fiscal Year-end:	729585.00
Accounts Receivable Most Recent Fiscal Year-end:	20993.00
Accounts Receivable Prior Fiscal Year-end:	0.00
Short-term Debt Most Recent Fiscal Year-end:	3760206.00

Short-term Debt Prior Fiscal Year-end:	62208.00
Long-term Debt Most Recent Fiscal Year-end:	274053.00
Long-term Debt Prior Fiscal Year-end:	0.00
Revenue/Sales Most Recent Fiscal Year-end:	0.00
Revenue/Sales Prior Fiscal Year-end:	0.00
Cost of Goods Sold Most Recent Fiscal Year-end:	0.00
Cost of Goods Sold Prior Fiscal Year-end:	0.00
Taxes Paid Most Recent Fiscal Year-end:	0.00
Taxes Paid Prior Fiscal Year-end:	0.00
Net Income Most Recent Fiscal Year-end:	(3636634).00
Net Income Prior Fiscal Year-end:	(565949).00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

1. ALABAMA
2. ALASKA
3. ARIZONA
4. ARKANSAS
5. CALIFORNIA
6. COLORADO
7. CONNECTICUT
8. DELAWARE
9. DISTRICT OF COLUMBIA
10. FLORIDA
11. GEORGIA
12. HAWAII
13. IDAHO
14. ILLINOIS
15. INDIANA
16. IOWA
17. KANSAS
18. KENTUCKY
19. LOUISIANA
20. MAINE
21. MARYLAND
22. MASSACHUSETTS
23. MICHIGAN
24. MINNESOTA
25. MISSISSIPPI
26. MISSOURI
27. MONTANA
28. NEBRASKA
29. NEVADA
30. NEW HAMPSHIRE
31. NEW JERSEY
32. NEW MEXICO
33. NEW YORK
34. NORTH CAROLINA
35. NORTH DAKOTA
36. OHIO
37. OKLAHOMA
38. OREGON
39. PENNSYLVANIA
40. PUERTO RICO
41. RHODE ISLAND
42. SOUTH CAROLINA
43. SOUTH DAKOTA
44. TENNESSEE
45. TEXAS
46. UTAH
47. VERMONT
48. VIRGINIA
49. WASHINGTON
50. WEST VIRGINIA
51. WISCONSIN
52. WYOMING

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer	Signature	Title
RYSE Aero Holdco Inc.	#Mick Kowitz	Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
#Mick Kowitz	Chief Executive Officer and Director	08-04-2023
#Stephen Schaefer	Director	08-04-2023
#Matthew E. Walsh	Director	08-04-2023